Exhibit 99.182

April 22, 2021

Alberta Securities Commission

Ontario Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities, Newfoundland and Labrador

Nova Scotia Securities Commission

Office of The Superintendent of Securities, Prince Edward Island

Financial and Consumer Affairs Authority of Saskatchewan

Office of the Superintendent of Securities, the Northwest Territories

Office of the Superintendent of Securities (Nunavut)

Office of the Yukon Superintendent of Securities
Autorité des Marchés Financiers

Dear Sirs/Mesdames:

Re: High Tide Inc. (the “Company”)

We refer to the short form base shelf prospectus dated April 22, 2021 of High Tide Inc. (the “Company”) relating to the offer of common shares, warrants, units, subscription receipts, and debt securities, or any combination thereof, up to an aggregate offering price of $100,000,000 (the “Prospectus”). We consent to being named and to the use, through incorporation by reference in the above-mentioned Prospectus, of our report dated March 1, 2021 to the shareholders of the Company on the following financial statements:

●	Consolidated statements of financial position as at October 31, 2020;
●	Consolidated statements of changes in shareholders’ equity (deficiency) as at October 31, 2020; and
●	Consolidated statements of loss and other comprehensive loss and cash flows for the year ended October 31, 2020, and a summary of significant accounting policies and other explanatory information.

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements. We have complied with Canadian generally accepted standards for an auditors’ consent to the use of a report of the auditor incorporated by reference in an offering document, which does not constitute an audit or review of the Prospectus as these terms are described in the CPA Handbook – Assurance.

Yours very truly,